09056280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fourteenth Street, NW
(No. and Street)

Washington, DC (City) (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie K. Wachtel (202) 898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Dr. #603 (Address) Rockville, (City) Maryland (State) 20852 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

[signature]
Signature

CEO
Title

[signature]
Notary Public

Wendie L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11/14/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS | PAGE

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
February 17, 2009

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2008

ASSETS

Cash	$ 2,012,374
Cash and securities segregated under SEC regulations (Note 3)	1,954,517
Receivable from brokers	175,564
Receivable from customers	2,553
Securities owned - investment account (Note 2)	329,300
Securities owned - trading account (Note 2)	2,656,497
Accrued interest receivable	59,912
Prepaid expenses and deposits	347,513
Prepaid income taxes	65,235
Net fixed assets (Notes 2 and 4)	9,059
TOTAL ASSETS	$ 7,612,524

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ -0-
Income taxes payable	100
Payroll taxes payable	-0-
Payable to brokers	255,840
Payable to customers	1,044,780
Payable to stockholders (Note 5)	1,736,312
Deferred income taxes (Notes 2 and 8)	46,972
Total Liabilities	3,084,004
Capital stock, $1 par value; 100,000 shares authorized; 52,832 issued; 40,464 outstanding	52,832
Treasury stock, 12,368 shares at cost	(763,600)
Retained earnings	5,239,288
Total Stockholders' Equity	4,528,520
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,612,524

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 279,521
Net inventory and investment gains (Note 2)	(527,854)
Interest	310,405
Dividends (Note 2)	14,801
Consulting fees	4,800
Other	1,976
Total Revenues	83,649
Expenses	
Accounting and professional services	38,300
Advertising	434
Clearing charges	18,995
Commissions	4,612
Communications	16,095
Consulting	-0-
Depreciation	-0-
Dues and licenses	3,603
Health benefits	17,024
Insurance	5,422
Miscellaneous	-0-
Office expense	9,476
Officers' salaries	84,000
Pension contribution (Note 6)	-0-
Regulatory fees	12,939
Rent	45,621
Salaries	36,520
Taxes, payroll and other	9,929
Travel and transportation	2,128
Total Expenses	305,098
Loss Before Income Taxes	(221,449)
Benefit from income taxes (Note 8)	53,319
Net Income (Loss)	$(168,130)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Treasury Stock	Retained Earnings
Balances at December 31, 2007 . .	$ 52,832	$(763,000)	$ 5,407,418
Net (Loss)			(168,130)
Balances at December 31, 2008 .	$ 52,832	$(763,600)	$ 5,239,288

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities	
Interest received	$ 310,086
Fees and commissions received	286,297
Net cash flow to purchase and sell trading securities	(1,060,159)
Dividends received	14,801
Cash paid to suppliers and employees	(387,110)
Income taxes paid	(20,719)
Net cash used by operating activities	(856,804)
Cash Flows from Investing Activities	
Purchase of investment account securities	(92,380)
Net cash used by investing activities	(92,380)
Cash Flows from Financing Activities	-0-
Net Decrease in Cash and Cash Equivalents	(949,184)
Cash and cash equivalents at beginning of year	2,961,558
Cash and cash equivalents at end of year	$ 2,012,374
Reconciliation of Net Loss to Net Cash Used by Operating Activities	
Net (Loss)	$(168,130)
Adjustments to reconcile net income to net cash used for operating activities	
Increase in customer reserve deposits	(48,809)
Increase in accrued interest receivable	(319)
Increase in prepaid expenses	(1,598)
Increase in prepaid income taxes	(60,561)
Increase in deposits	(80,044)
Decrease in trading account	744,621
Increase in net payables due to customers and brokers	85,839
Decrease in accrued expenses	(370)
Decrease in income taxes payable	(5,793)
Decrease in deferred income taxes	(7,684)
Decrease in payable to stockholders	(1,313,956)
Total adjustments	(688,674)
Net cash used by operating activities	$(856,804)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

2 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

The Company's security investments are bought and held primarily for the purpose of selling them in the near term and are classified as trading securities. Trading securities are valued at market value and those not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

3 - Cash and Securities Segregated Under SEC Regulations

Funds segregated in special reserve accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission are invested in a U.S. Treasury note with a market value of $495,000 ($500,000 face value; interest at 4.50%; maturity 2/15/09); a U.S. Treasury Note TIPS with a market value of $559,517 ($518,705 face value; interest at 1.875%; maturity 7/15/13); and a $900,000 certificate of deposit at Cardinal Bank earning interest at 5.155% with a maturity of November 3, 2009.

4 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 25,611
Automobiles	38,486
	64,097
Less: Accumulated Depreciation	(55,038)
Net Fixed Assets	$ 9,059

5 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing with no formal repayment terms.

6 - Pension Plan

In 1987, the Corporation established discretionary simplified employee pension plans for eligible employees. No pension contribution was made for the year ended December 31, 2008.

7 - Concentration of Credit Risk

At times, the combined account balances in any one bank are in excess of the $100,000 amount insured by Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

8 - Income Taxes

The benefit from income taxes consists of the following:

Current:	
Federal	$ -0-
Local	(100)
Refundable due to loss carryback	45,735
	45,635
Change in deferred income taxes	7,684
Benefit from income taxes	$ 53,318

As of December 31, 2008, the Company has a remaining federal tax loss carryforward of $43,747 that can be used to reduce future federal taxable income.

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

9 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2012. As of December 31, 2008 the monthly base rent was $3,779 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease also includes an escalation clause of 2.5% per year. Annual minimum future rental payments are as follows: 2009 - $45,823; 2010 - $46,973; 2011 - $48,142; and 2012 - $28,483.

10 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the ratio of aggregate indebtedness to net capital was .49 to 1, and net capital of $4,011,239 exceeded capital requirements of $ 250,000 by $3,761,239.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2008

Total Assets	$ 7,612,524
Total Liabilities	3,084,004
Net Worth	4,528,520
Non-Allowable Assets	169,973
Other Deductions	-0-
Current Capital	4,358,547
Allowable Assets	7,442,551
Haircuts	347,308
Adjusted Net Capital	4,011,239
Liabilities Not Included in Aggregate Indebtedness	1,098,967
Aggregate Indebtedness	1,985,037
Calculated Required Capital	132,336
Minimum Required Capital	250,000
Excess Capital	3,761,239
Ratio (AI/Net Capital)	.49

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2008

Customer Credit Balances	$ 1,044,779
Customers' Securities F/R	159,505
TOTAL CREDITS	1,204,284
Customer Debit Balances (-1%)	2,527
Customers' Securities F/D	102,790
TOTAL DEBITS	105,317
Excess of Credits Over Debits	1,098,967
Amount in Reserve a/c (12/31/08)	1,954,517
January Deposit or (Withdrawal)	-0-
New Balance in Account	1,954,517

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2008

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2008 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising form "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2008 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 17, 2009

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In planning and performing our audit of the financial statements of Wachtel & Co., Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 17, 2009